Mail Stop 4561

December 21, 2007

David J. Parrin
Chief Financial Officer
MoneyGram International, Inc.
1550 Utica Avenue South
Suite 100
Minneapolis, Minnesota 55416

Re: **MoneyGram International, Inc.**
  Form 10-K for the fiscal year ended December 31, 2006
  Filed March 1, 2007
  Form 10-Q for the quarterly period ended September 30, 2007
  Filed November 7, 2007
  File No. 001-31950

Dear Mr. Parrin:

　　We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Finance Condition and Results of Operations

Results of Operations, page 23

1. We note instances where two or more sources of a material change have been identified, but the quantification of the contribution for each source that contributed to the change is not disclosed. For instance, for the year ended December 31, 2006, you disclose the increase in fee and other revenue is primarily driven by growth in

transaction volume of the money transfer and bill payment services, but there is no quantification of how these increases in transaction volume impacted revenues. It appears that transaction volume is a key indicator and that the total volume for each year should be presented as such. Your disclosures also do not quantify the impact of your pricing philosophy or the impact of the simplified pricing initiatives. Tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

2. We note your discussion and disclosure on page 31 regarding the use of non-GAAP operating measures to evaluate the effect of tax-exempt securities on your Payment Systems segment. Demonstrate the usefulness of this non-GAAP measure in assessing operating performance and whether these non-GAAP segment measures are reported to and used by the chief operating decision maker in assessing segment operating performance in accordance with SFAS 131. Refer to Question 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in the Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Critical Accounting Policies, page 41

3. Your critical accounting policy for the fair value of investment securities should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. Please clarify the material estimates and assumptions that you make when determining the expected cash flows from a security, risk and liquidity premiums, default rates on the collateral specific to a security and interest rate movements. In this respect, you should disclose the valuation methodology being followed, the significant inputs or assumption especially those with greatest potential to impact the ascribed value, how you arrived at the assumptions, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

4. We note that you subtotal your adjustments within the section for cash flows from operating activities. Please tell us your basis for including a subtotal for part of your adjustments and indicate how your presentation complies with SFAS 95.

Form 10-Q for the quarter period ended September 30, 2007

Financial Statements

Notes to the Consolidated Financial Statements

Note 4. Investments (Substantially Restricted), page 9

5. Your disclosures indicate that you use a third-party pricing service every month to price your investment portfolio. When you refer to a third-party valuation specialist, you should disclose the name of the specialist. Refer to Securities Act Rule 436 of Regulation C.

6. Tell us why you believe that the unrealized losses were temporarily impaired as of the date of the filing instead of other-than-temporarily impaired. See paragraph 16 and footnote 4 of SFAS 115. We note that you state that the unrealized losses generally are caused by liquidity discounts and risk premiums required by market participants. Explain whether some of the reasons for the "lack of liquidity" and risk premiums are due to underlying concerns of creditworthiness and increased default rate risks. In this regard, explain why the reasons for the decline in fair value did not result in you concluding that the unrealized losses were other-than-temporary. Indicate why you believe that expected future cash flow performance will not be adversely changed. In addition, please clarify whether you believe that you may recover your investments through a gradual improvement in market conditions in addition to collection of expected cash flows upon maturity or call of the security. That is, please tell us what you mean by stating that you "will be able to recover [your] amortized cost prior to … maturity". Indicate the period of time that you foresee the market conditions gradually improving in the future in order to recover your investments and indicate how that time frame compares to the contractual terms of the securities and how that time frame is reasonable in light of your liquidity needs.

Liquidity and Capital Resources, page 36

7. Tell us your consideration of disclosing known trends or uncertainties that you reasonably expect to have a material impact on liquidity or capital resources. For example, you state that any downgrade could result in the termination of your sale of receivables facility, however, you do not discuss the impact on your liquidity in event this facility is terminated. Indicate your consideration of disclosing the impact of not

having these facilities available on your liquidity. In addition, you state that "although no assurance can be given, [you] expect operating cash flows and short-term borrowings to be sufficient to finance [your] operations". Tell us your consideration of disclosing the impact on your liquidity if these funds are not sufficient since you can not provide reasonable assurance that they will (i.e., reasonably likely). See Item 303(A)(1) of Regulation S-K and Section IV. of SEC Release 33-8350 Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

8. We note that you state on page 13 that you "utilize a buy and hold strategy for [your] portfolio, and generally [do] not utilize [your] portfolio for liquidity purposes". Explain whether there is any correlation between the unrealized losses on your portfolio and the $197 million draw on your line of credit. If so, please indicate how you liquidity discussion addresses this matter. Your discussion does not address the reasons for why you had to draw $197 million on your line of credit and whether you will have to continue to draw on lines of credit. You should consider identifying the conditions that caused the draw down and indicate the consequences if those conditions persist.

Off-Balance Sheet Arrangements, page 37

9. Please be advised of the SEC's Division of Corporation Finance sample letter dated December 2007 letter issued to certain public companies that is provided on our website in preparing your upcoming Form 10-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood at 202-551-3479 or myself at 202-551-3730, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief